Exhibit 21.1

Subsidiaries of Fountain Healthy Aging, Inc.

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company
Wei Lian Jin Meng Group Limited	June 30, 2020	Cayman Islands	100%
Wei Lian Jin Meng (Hong Kong) Co., Ltd	August 5, 2020	Hong Kong	100%
Jin You Wei Meng (Shenzhen) Consulting Co., Ltd.	November 24, 2020	PRC	100%
Shenzhen Wei Lian Jin Meng Electronic Commerce Limited	October 17, 2017	PRC	100%
Dongguan Dishi Coffee Limited	October 25, 2018	PRC	100%
Shenzhen Nainiang Coffee Art Museum Limited	June 20, 2019	PRC	100%